EXHIBIT 99.1

Leading Independent Proxy Advisor Firm Glass Lewis Recommends that Pengrowth Energy Corporation Shareholders Approve the Arrangement with Cona Resources Ltd.

CALGARY, Alberta, Dec. 03, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF) today announced that a second leading proxy advisory firm, Glass, Lewis & Co., LLC (“Glass Lewis”), released a report (the "Glass Lewis Report") recommending that Pengrowth shareholders vote in favour of the proposed arrangement (the "Arrangement") with Cona Resources Ltd. (the “Purchaser”), a portfolio company of Waterous Energy Fund. Glass Lewis’ recommendation in favour of the Arrangement follows an identical recommendation from Institutional Shareholder Services, Inc., announced by Pengrowth on December 2, 2019.

The Glass Lewis Report notes that, “other potential transactions considered by the Company did not offer consideration to equity holders, as opposed to the $0.05 per share plus the shareholder’s Pro Rata Share of the Litigation Trust Interests offered in this agreement. The board further calls attention to the possibility, in the event that the Arrangement is not completed, the value available to stakeholders may be significantly less than offered under the Arrangement and there is a risk that any proceeds available for distribution to stakeholders would be paid to the Secured Debtholders with no proceeds available for shareholders. The board's independent financial advisor has opined that the Arrangement is fair from a financial point of view for Pengrowth shareholders.”

The Glass Lewis Report concludes, “Given these considerations, we believe this proposal is in the interests of the Company and shareholders. Accordingly, we recommend that shareholders vote FOR this proposal.”

The Arrangement:

As previously disclosed, pursuant to the Arrangement, the Purchaser will: (a) acquire all of the outstanding common shares (“the “Shares”) in the capital of the Company for cash consideration of CDN $0.05 per share and a potential Contingent Value Payment (as defined below); and (b) make a cash payment in satisfaction of outstanding secured indebtedness (the “Secured Debt”) of the Company under the Company’s secured notes and credit facility.

The aggregate value of the Arrangement, including the repayment of the Secured Debt and the assumption of the transaction costs by the Purchaser, is approximately $740 million.  As part of the consideration to be received by Pengrowth shareholders, each shareholder at the effective date of the Arrangement will be eligible to receive their pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter (a “Contingent Value Payment”).

Upon closing, Pengrowth will be wholly owned by the Purchaser, and cease to be listed on the TSX.

Pengrowth encourages shareholders to vote along with both independent proxy advisory firms recommendations. If the Arrangement is not approved, most likely an alternative transaction is a CCAA process whereby shareholders may not receive any value.

The board of directors of Pengrowth unanimously recommends that Shareholders and Secured Debtholders vote in favour of the Arrangement at the respective special Meetings scheduled to be held on December 18, 2019.

YOUR VOTE IS IMPORTANT ‐ PLEASE VOTE TODAY. Your vote is important regardless of the number of shares you own. Copies of the meeting materials, including the management information circular dated November 18, 2019, are available on SEDAR under Pengrowth’s profile at www.sedar.com. Pengrowth shareholders are encouraged to read the management information circular in detail.

Shareholders who have questions or require assistance in voting their proxy or voting instruction form, please contact our proxy solicitation agent, Gryphon Advisors Inc. at 1-833-261-9730 toll free in North America, or call collect outside North America at 1 (416) 661-6592 or by email at inquiries@gryphonadvisors.ca.

ABOUT PENGROWTH ENERGY CORPORATION (TSX:PGF):

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Pengrowth Investor Relations
1-855-336-8814
InvestorRelations@pengrowth.com

ADVISORIES

Forward Looking Statements

Certain information set forth in this press release, including Information and statements which may contain words such as "could", "plans", "should", "anticipates", "expects", "believes”, "will" and similar expressions and statements relating to matters that are not historical facts, contain forward-looking statements, including but not limited to statements regarding: the proposed Arrangement; the timing of the Meetings; the expected benefits of the Arrangement to Pengrowth shareholders and the consequences if the Arrangement is not approved. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature.  Failure to satisfy any of these conditions, the emergence of a superior proposal or the failure to obtain approval of the Shareholders or Secured Debtholders may result in the termination of the arrangement agreement.  The foregoing list is not exhaustive.  Additional information on these and other risks that could affect completion of the Arrangement will be set forth in the management information circular, which will be available on SEDAR at www.sedar.com.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement of Pengrowth could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom.  The forward-looking statements contained in this press release are made as of the date hereof, and Pengrowth disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise, except as required by applicable securities laws.

"The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."